UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number: 001-07925

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

KMA Retirement Plan (formerly known as Kyocera Mita America, Inc. Savings and Investment Plan)

C/o Kyocera Mita America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kyocera Corporation
6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

KMA RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

(with supplementary information)

KMA RETIREMENT PLAN

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

KMA RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

THE KMA RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of KMA Retirement Plan (formerly known as Kyocera Mita America, Inc. Savings and Investment Plan) (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kma Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2008 and schedule of reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eisner LLP

Florham Park, New Jersey

July 14, 2009

KMA RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$0	$22,490

Investments
At fair value:
Registered investment companies	20,316,599	34,044,369
Common stock	1,133,786	1,463,986
Participant loans	1,299,300	1,464,525

	22,749,685	36,972,880
At fair value:
Stable value common trust fund (Note C)	9,485,387	7,390,150

Total investments	32,235,072	44,363,030

Receivables:
Employer contribution	0	731,946

Net assets available for benefits at fair value	32,235,072	45,117,466

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	88,918	(43,679)

Net assets available for benefits	$32,323,990	$45,073,787

See notes to financial statements

KMA RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions (reductions) to net assets:
Investment income (loss):
Net depreciation in fair value of investments and net gain or loss on sale of investments	$(13,868,645)
Interest on loans to participants	115,118
Dividends	1,286,380

Total loss on investments	(12,467,147)

Contributions:
Employer, net of forfeitures	1,066,601
Participants	3,029,707
Rollover	545,415

4,641,723

Total reductions	(7,825,424)

Deductions from net assets:

Benefits paid to participants (including Plan loan payoffs of $101,164)	(2,483,853)
Transfer out to Direct Sales 401K plan	(2,434,150)
Administrative expenses	(6,370)

Total deductions	(4,924,373)

Net decrease	(12,749,797)

Net assets available for benefits:
Beginning of year	45,073,787

End of year	$32,323,990

See notes to financial statements

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN

The following description of KMA Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]      General information:

The Plan was established on December 1, 1982 and was formerly known as the Kyocera Mita America, Inc. Savings and Investment Plan. The Plan’s name was changed as of January 1, 2009. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KMA.

[2]      Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment.  Enrollment to the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the US, employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]      Contributions:

Each participant may elect to contribute from 1 to 25 percent, of his or her compensation, as defined on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded. Participants may also rollover contribution amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up to 3 percent of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2008, the Matching Contribution and Discretionary Profit Sharing were $1,066,601 (net of forfeitures of $91,944) and $0, respectively.

[4]      Vesting:

In the event that a participant terminates employment such participant shall have a nonforfeitable interest in the value of his or her contribution and the Company’s Discretionary Profit Sharing.  Vesting in the Company’s Matching Contribution portion of their accounts is based on years of continuous service as follows:

Percentage
Year of Services	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

After 5 years of service, the participants are fully vested for all future matching contributions.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[4]      Vesting:  (continued)

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]      Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions occur when the participants vested account balances are distributed or after five consecutive breaks in service, if earlier.  For the Plan year ended December 31, 2008, the forfeited employer’s contribution, including earnings on such forfeitures, amounted to $80,512.  During 2008, $109,387 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions is $19,808 and $48,683 at December 31, 2008 and 2007, respectively.

[6]      Payment for benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)            he or she has attained age 59½ or

(b)           he or she is in immediate and heavy financial needs, as defined.

The Committee has the power to approve such withdrawals. The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

[7]      Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans accrue interest at the prime rate plus 1% per annum at inception.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

[8]      Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN  (CONTINUED)

[9]      Plan expenses:

All general and administrative expenses of the Plan are paid by Kyocera Mita America, Inc.

[10]    Investment options:

The participants are allowed to direct their contributions in the following funds and stocks:

T. Rowe Price Stable Value Common Trust Fund

This fund invests primarily in a diversified portfolio of Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”) and Synthetic Investment Contracts (“SICs”), including underlying fixed income securities supporting SICs, for which T. Rowe Price Associates, Inc. may serve as investment adviser.

T. Rowe Price Equity Income Fund

This fund seeks to provide high current income and long-term capital appreciation by investing primarily in dividend paying common stocks with favorable prospects for capital appreciation.

T. Rowe Price Balanced Fund

The objective of this fund is to provide current income, capital appreciation, and preservation of capital by investing in a diversified portfolio of common stocks, fixed- income securities.

T. Rowe Price Equity Index 500 Fund

This fund seeks to replicate as closely as possible the total return performance of Standard & Poor’s 500 index.

T. Rowe Price Growth Stock Fund

The goal of this fund is primarily to provide long-term capital growth and, secondarily, to increase future income through investments in common stocks of well established companies with the potential to achieve above average earnings and income growth.

T. Rowe Price Mid-Cap Value Fund

This fund seeks to achieve long-term growth of capital by investing primarily in the common stocks of medium sized companies that appear to be undervalued.

T. Rowe Price Small-Cap Value Fund

The objective of this fund is long-term growth of capital through investments in small capitalization stocks with attractive prospects for capital appreciation that are believed to be undervalued.

T. Rowe Price Global Technology Fund

The objective of this fund is long-term capital growth by investing throughout the world in common stocks that are expected to generate a majority of the revenue from the development, advancement and use of technology.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN  (CONTINUED)

[10]    Investment options: (continued)

T. Rowe Price Latin America Fund

The Latin America Fund seeks long-term capital appreciation by investing primarily in common stocks of large and small companies in Latin America.  The fund is intended for more aggressive, long-term investors who can accept the price volatility inherent in common stock investing, as well as risks unique to international investing, such as changes in currency exchange values.

T. Rowe Price Global Stock Fund

The Global Stock Fund seeks long-term growth of capital through investment primarily in the common stocks of well established-companies in a variety of industries in developed, newly industrialized, and emerging markets throughout the world including the U.S.  This fund is subject to the unique risks of international investing, including currency fluctuation, although less so than an all international fund. The fund is intended for long-term investors who can accept the risks inherent in common stock investing, as well as risks unique to international investing such as changes in currency values.

T. Rowe Price Emerging Europe & Mediterranean

The Emerging Europe & Mediterranean Fund seeks long-term growth of capital by investing primarily in common stocks of companies operating in emerging markets in Europe and the Mediterranean region.  The fund is intended for aggressive investors who can accept the price volatility inherent in common stock investing and the risks unique to international investing, such as changes in currency values, emerging markets, limited geographic focus, and political and economic uncertainty.

T. Rowe Price Retirement Income Fund

This fund seeks the highest total return over time consistent with an emphasis on both capital growth and income by investing in a diversified portfolio of about 40% stocks and 60% bonds.

T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 Funds

These funds seek the highest total return over time with emphasis on both capital growth and income by systematically shifting the asset allocation from stocks to bonds over time as the target retirement year approaches.

Alger Small-Cap Growth Institutional Fund

This Alger Small-Cap Growth Institutional Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion. Income is a consideration in the selection of investments, but is not an investment objective.

PIMCO Total Return Fund Administrative Class

The PIMCO Total Return Admin is an intermediate- term bond fund with average durations between 3.5 to 6 years.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN  (CONTINUED)

[10]    Investment options: (continued)

Columbia Acorn Fund Z

This fund focuses on faster growing small and medium-sized companies with market-capitalization of less than 2 billion at the time of purchase.

Templeton Growth Fund A

This fund generally invests in common stocks, but it maintains a flexible investment policy that allows it to invest in all types of securities with up to 25% of its assets in debt securities of companies and governments anywhere in the world.

Artisan Mid-Cap Fund

This fund seeks long-term capital growth through investment in mid-sized companies within the range of the S & P MidCap 400 index.

Third Avenue Real Estate Value Fund

This fund seeks long-term capital appreciation by investing 80% of its assets in the equity and debt securities of the real estate industry.

Janus Twenty Fund

This fund primarily invests in equity securities with growth potential with up to 35% of assets in high yield bonds and without limit in foreign equity and debt securities.  It normally invests in a core group of 20-30 common stocks.

Kyocera Corporation Stock

This invests in the Company’s common stock.

[11]    Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, subject to the provisions of ERISA, at anytime.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(a)            A lump sum or installment payment

(b)           Transfer to any other qualified trust.

[12]    Kyocera Mita America Direct Operations Retirement Plan:

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The Kyocera Mita America Direct Operations Retirement Plan was established October 1, 2008 for the participants/employees of Kyocera Mita America, Inc’s direct sales subsidiaries.  The amount of $2,434,150 was transferred from the Plan into the new plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]      Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

[2]      Investments valuation and income recognition:

The Plan’s investments are stated at fair value except the stable value fund, and quoted market prices are used to value common stock (Note D). Mutual funds are valued at net asset value.  The Plan’s investments in common trust represent shares in a stable value fund which are valued at the net asset value of the fund at year end. The stable value fund invests substantially all of its assets in investment contracts that are fully benefit-responsive investment contracts which are valued at contract value (Note C). Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are accounted for on a trade date basis.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

[3]      Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]      Payment of benefits:

Benefits are recorded when paid.

[5]      Risks and uncertainties:

The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities. Investment securities are exposed to various risks, such as market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

[6]      Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

amounts of net assets available for benefits at the date of financial statements and the accompanying footnotes and the changes in net assets available for benefits during the reporting period and when applicable and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.  Such estimates include assumptions underlying the fair value of participant loans approximating cost.

[7]      Adoption of new accounting pronouncements:

As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157 (“SFAS 157”), “Fair Value Measurements”.  SFAS 157 establishes a single authoritative definition of fair value, and requires additional disclosures about fair value measurement.  Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements.

NOTE C - INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2008 and 2007:

Investments	2008	2007
TRP Stable Value Common Trust Fund	$9,574,305	$7,346,471
TRP Growth Stock Fund	3,360,217	6,790,928
TRP Equity Index 500 Fund	2,165699	3,895,024
Pimco Total Return	2,157,299	*

*Investments less than 5% or more of the Plan’s net assets

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

Registered investment companies	$(13,639,657)
Common stock - Kyocera Corporation	(228,988)

$(13,868,645)

A portion of the Plan’s investments are in the T. Rowe Price Stable Value Common Trust Fund (the “Fund”) created, managed, and maintained by T. Rowe Price.  Each investee in the Fund has an undivided interest in its underlying assets.  As of December 31, 2008 and 2007, the Plan’s interest relative to the underlying assets of the Fund was approximately 0.10324% and 0.093%, respectively.

The Fund is invested in guaranteed investment contracts (“GIC”) issued by insurance companies, and banks, synthetic investment contracts issued by banks, insurance companies and other issuers.  These instruments are intended to maintain a constant net asset value while permitting participant-initiated benefit responsive withdrawals for certain events.  The Plan applies a Financial Accounting Standards Board Staff Position (FSP) defining the circumstances in which an investment contract is considered fully benefit responsive and follows the reporting and disclosure requirements for fully benefit-responsive investment contracts in the Fund.  As required by the FSP, the investments in the accompanying Statement of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with an adjustment for contract value.  The Statement of Net Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The fair value of GIC is generally determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.

The contract value represents invested principal plus accrued interest therein, less redemptions.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield earned by the entire fund was 4.57% and 4.87% for the years ended December 31, 2008 and 2007, respectively.

The average yield earned by the entire fund with an adjustment to reflect the actual interest credited to the participants for the years ended December 31, 2008 and 2007 was 4.23% and 4.89% respectively.

NOTE D – FAIR VALUE MEASUREMENTS

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation techniques noted in SFAS 157:

a)              Market approach: Prices and other relevant information generated by market transactions including identical or comparable assets or liabilities.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

b)             Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

c)              Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock: Valued at the closing price reported on the New York Stock Exchange.

Registered investment companies: Valued at the net asset value of shares held by the plan at year end.

Participant loans: Valued at cost plus accrued interest, which approximates fair value.

TRP Stable Value Common Trust Fund (“The Fund”): The Fund is primarily composed of synthetic investment contracts with multiple life insurance companies and fully benefit-responsive investment contracts and are classified as Level 2 investments.  Investments in the Fund are valued at the net asset value per unit computed on the balance sheet date or the redemption date.  The valuation method for fully-benefit responsive investment contracts is described in Note C.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Registered investment companies	$20,316,599	0	0	$20,316,599
Common stocks	1,133,786	0	0	1,133,786
TRP Stable Value Common Trust Fund	0	$9,485,387	0	9,485,387
Participant loans	0	0	1,299,300	1,299,300
Total assets at fair value	$21,450,385	$9,485,387	$1,299,300	$32,235,072

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Level 3 Assets

Year Ended December 31, 2008

Participant loans
Balance, beginning of year	$1,464,525
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	60,457
Purchases, sales, issuances, and settlements (net)	—
Transfer out to Direct Sales 401K Plan	(225,682)
Balance, end of year	$1,299,300

NOTE E - TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service (“IRS”) dated February 27, 2002 stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation.

Effective January 1, 2006, the Plan adopted the prototype defined contribution plan of Accudraft Inc., an interim plan.  An interim plan is a defined contribution pre-approved plan that has not received approval from the IRS or an advisory letter and was put into effect after December 31, 2001.  Accudraft has filed an application with the IRS for the approval of the plan.  Therefore, the prototype plan and the related adoption agreement are intended to be a qualified retirement plan under the Code provision 401(a) and 501(a).  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,133,786 and $1,463,986, respectively.

NOTE G – RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

NOTE H - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2008	2007

Net assets available for benefits per financial statements	$32,323,990	$45,073,787

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(88,918)	43,679

Net assets available for benefits per Form 5500	$32,235,072	$45,117,466

The following is a reconciliation of stable value common trust fund:

	December 31,
	2008	2007

Stable value common trust fund at contract value per financial statements	$9,574,305	$7,346,471

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(88,918)	43,679

Stable value common trust fund at fair value per Form 5500	$9,485,387	$7,390,150

The following is a reconciliation of investment income (loss)

Year Ended December 31, 2008

Investment loss per financial statements	$(12,467,147)

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(132,597)

Investment loss per Form 5500	$(12,599,744)

SUPPLEMENTARY INFORMATION

KMA RETIREMENT PLAN

December 31, 2008

Form 5500 - Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes

Identity of Issuer	Description of Investment	Current Value

T. Rowe Price	Stable Value Common Trust Fund, at fair value	$9,574,305
	Equity Income Fund	1,106,052
	Balanced Fund	1,138,142
	Equity Index 500 Fund	2,165,699
	Growth Stock Fund	3,360,217
	Mid-Cap Value Fund	994,699
	Small-Cap Value Fund	734,022
	Global Technology Fund	400,099
	Latin America Fund	740,794
	Global Stock Fund	771,367
	Emerging Europe & Mediterranean	167,720
	Retirement Income Fund	39,331
	Retirement 2005 Fund	41,228
	Retirement 2010 Fund	420,034
	Retirement 2015 Fund	550,977
	Retirement 2020 Fund	686,614
	Retirement 2025 Fund	663,018
	Retirement 2030 Fund	327,130
	Retirement 2035 Fund	126,884
	Retirement 2040 Fund	238,206
	Retirement 2045 Fund	150,598
	Retirement 2050 Fund	21,161
	Retirement 2055 Fund	135,554
		24,553,853

Fred Alger & Company, Inc.	Alger Small-Cap Growth Institutional Fund	53,308

Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	2,157,299

Columbia Wanger Asset Management LLP	Columbia Acorn Fund Z	666,056

Franklin Templeton Investments Corp	Templeton Growth Fund A	764,006

Artisan Partners Limited Partnership	Artisan Mid-Cap Fund	918,987

Third Avenue Management LLC	Third Avenue Real Estate Value Fund	339,092

Janus Capital Corporation	Janus Twenty Fund	438,305

Kyocera Corporation*	Common stock	1,133,786

Participant’s loan*	Interest rate – Prime plus 1% at inception	1,299,300

		$32,323,990

*Indicates Party-In-Interest to the Plan

KMA RETIREMENT PLAN

December 31, 2008

Form 5500 – Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2008

Identity of Party	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset	Net Loss

TRP Stable Value Fund	Common Trust	3,845,655		3,845,655	3,845,655
TRP Stable Value Fund	Common Trust	(1,629,531)	(1,629,531)	(1,629,531)	(1,629,531)	—

Pimco Total Return	Mutual Fund	1,582,657		1,582,657	1,582,657
Pimco Total Return	Mutual Fund	(1,014,638)	(998,114)	(1,014,638)	(998,114)	(16,524)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KMA Retirement Plan

Date: July 14, 2009	By:	/s/ Nicholas Maimone
		Name:	Nicholas Maimone
		Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of Eisner LLP	Filed herewith